 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

US Airways, Inc. Employee Savings Plan
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
Employee Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

US Airways, Inc.
Employee Savings Plan

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2002 and 2001	3

Notes to Financial Statements	4 - 11

Supplemental Schedule I

Schedule of Assets Held for Investment Purposes
At End of Year	12

Exhibit	13

Signature	13

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets for plan benefits of the
US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the financial statements, US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 9, 2003

US Airways, Inc.
Employee Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001

Assets
Investments (See Notes 3 and 4)	$573,095,498	$716,860,554

Receivables:
Participant contributions	1,405,277	1,741,053
Employer contributions	368,275	448,459
Total receivables	1,773,552	2,189,512

Total assets	574,869,050	719,050,066

Liabilities
Accrued expenses	35,561	31,274
Total liabilities	35,561	31,274

Net assets available for plan benefits	$574,833,489	$719,018,792
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2002	2001

Additions to (reductions in) net assets attributable to:
Net depreciation in fair value
of investments (See Note 3)	$(141,929,391)	$(141,240,693)
Dividends	7,542,546	12,076,085
Interest	1,645,719	1,674,126
Interest income on participant loans	2,198,014	2,906,927
Net investment loss	(130,543,112)	(124,583,555)

Participant contributions	45,719,675	58,076,201
Employer contributions	11,507,873	14,552,499
Rollover contributions	169,613	957,800
Total contributions	57,397,161	73,586,500

Net additions (reductions)	(73,145,951)	(50,997,055)

Deductions from net assets attributable to:
Benefits paid to participants	70,909,707	37,868,625
Administrative expenses	129,645	135,117
Total deductions	71,039,352	38,003,742
Net increase (decrease)	(144,185,303)	(89,000,797)

Net assets available for plan benefits:
Beginning of year	719,018,792	808,008,220
Transfer from US Airways, Inc.
401(k) Savings Plan	-	11,369
End of year	$574,833,489	$719,018,792
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements

 1. Description of Plan

The following description of the US Airways, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age and have completed 90 days of service, except for those individuals not classified as employees and those classified as temporary by the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group) is the issuer of certain common stock securities held pursuant to investment options under the Plan.

On August 11, 2002, US Airways Group and seven of its domestic subsidiaries (collectively, the Filing Entities), which account for substantially all of the operations of US Airways Group and its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court). During the pendency of the Chapter 11 cases, the Company continued to operate its business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. See Note 10 for further discussion on the Company's Chapter 11 filing.

(b) Contributions

Eligible US Airways' employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 22 percent of pre-tax and after-tax annual compensation, as

                                                           4

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2002 and 2001 could not exceed the statutory limit of $11,000 and $10,500 per year, respectively. The Company makes a 50 percent matching contribution each payroll period up to a maximum of four percent of the participant's compensation.

If US Airways' parent company, US Airways Group, achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of participants who are covered by a collective bargaining agreement between US Airways and the International Association of Machinists covering fleet service agents and between US Airways and the Transport Workers Union. The Company made a profit sharing contribution of $17,876 in 2002 and did not make any profit sharing contributions in 2001.

(c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d) Investment Options

The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

During 2002, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

On June 27, 2002, the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the Company's common stock. Effective August 9, 2002, shares in the US Airways Common Stock Fund were unavailable for investment to participants. On March 31, 2003, all outstanding stock of US Airways Group was cancelled.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company or a Related Company, defined as any corporation or business, other than an Employer, which would be aggregated with an Employer for a relevant purpose under Section 414 of the IRC, during the preceding twelve month period) or 50 percent of their vested separate account balance and vested interest in all other plans maintained by the Company or a Related Company as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f) Payment of Benefits

Upon termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. The normal form of benefit payment is a 50% joint and survivor annuity if married and single life annuity if single. Optional forms of payment include the ten year certain and life annuity; 50%, 66 2/3% or 100% joint and survivor annuity; monthly installments; or lump sum annuity. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(g) Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $462,306 and $583,397, respectively. These accounts will be used to reduce future employer contributions. In 2002 and 2001, employer contributions were reduced by $108,002 and $88,730, respectively from forfeited nonvested accounts.

(h) Administrative Expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statements of changes in net assets the net depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend dated. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

	December 31,
	2002	2001

Investments:
Fidelity Magellan Fund	$196,444,046	$273,910,725
Fidelity Equity Income Fund	78,362,055	100,802,203
Fidelity Retirement Government
Market Portfolio	59,863,651	53,092,981
Fidelity Spartan U.S. Equity
Index Portfolio	55,833,649	76,693,052
MAS Domestic Fixed Income
Portfolio Institutional	39,325,797
Fixed Income Fund	39,006,503
Fidelity Capital Growth Mix Portfolio	29,579,777	37,120,326

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $141,929,391 and $141,240,693, respectively, as follows:

	Years Ended December 31,
	2002	2001

Shares in Registered
Investment Companies	$(115,296,376)	$(68,611,222)
US Airways Common Stock Fund	(26,985,695)	(73,630,663)
US Government Securities and US Investment
Grade Fixed Income Securities	352,680	1,001,192
	$(141,929,391)	$(141,240,693)
	=========	=========

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

4. Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $39,006,503 and $31,977,111 at December 31, 2002 and 2001, respectively. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2002 and 2001 was $132,187,301 and $105,520,920, respectively. The average portfolio crediting interest rate was aproximately 4.3% and 5.5% at December 31, 2002 and 2001, respectively. The portfolio average yield was approximately 5.0% and 5.8% for the years ended December 31, 2002 and 2001, respectively.

For GICs with variable rates (approximately 90 percent and 83 percent of the portfolio at December 31, 2002 and 2001, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2002 and 2001. The fair value of the portfolio was $124,690,864 and $107,999,079 at December 31, 2002 and 2001, respectively.

5. Related Party Transactions

Certain Plan investments which total $503,319,008 are managed by the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the trust there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the trust and the liquidation and distribution of the property of the trust, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the normal form of payment available under the Plan, unless an optional form of payment is elected and the participant's spouse, if any, consents.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for plan
benefits per the financial
statements	$574,833,489	$719,018,792
Amounts allocated to
withdrawing participants	(440,024)	-
Net assets available for Plan benefits
per the Form 5500	$574,393,465	$719,018,792
	=========	=========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2002
Benefits paid to participants per the
financial statements	$70,909,707
Add: Amounts allocated to withdrawing
participants at December 31, 2002	440,024
Less: Amounts allocated to withdrawing
participants at December 31, 2001	-
Benefits paid to participants per the
Form 5500	$71,349,731
=========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                                   10

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Transfers

Transfers from the US Airways, Inc. 401(k) Savings Plan in 2001 represent:

(a)  corrections of insignificant recordkeeping errors, and

(b) changes in participants' class or craft, thereby changing the plan for which they are qualified to participate.

10. Subsequent Events

The Filing Entities emerged from bankruptcy protection under a Bankruptcy Court approved plan of reorganization, which became effective on March 31, 2003. Among other things, the plan of reorganization provided for full payment of all allowed administrative and priority claims and the distribution of new equity in the reorganized US Airways Group to a new investor, a guarantor of a new debt arrangement, certain lenders, management and labor unions, and unsecured creditors in satisfaction of their allowed claims. Investors in equity of US Airways Group immediately prior to its emergence from bankruptcy protection, including Plan participants, were not entitled to any distribution under the plan of reorganization and their shares of common stock were cancelled.

Supplemental Schedule I

US Airways, Inc
Employee Savings Plan

Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2002
Identity of Issue

Fidelity Magellan Fund*	Shares in registered investment companies	$196,444,046

Fidelity Equity Income Fund*	Shares in registered investment companies	78,362,055

Fidelity Retirement Government Money Market Portfolio*	Shares in money market fund	59,863,651

Fidelity Spartan U.S. Equity Index Portfolio*	Shares in registered investment companies	55,833,649

MAS Domestic Fixed Income Portfolio Institutional	US Government securities and US investment Grade fixed income securities	39,325,797

Fixed Income Fund*	Guaranteed Investment Contracts, interest rates range from 1.35% to 6.41% per annum	39,006,503

Fidelity Capital Growth Mix Portfolio*	Shares in registered investment companies	29,579,777

Participant Loans*	Interest rates range from 5.25 to 10.5 percent per annum	29,411,444

T. Rowe Price Small Cap Stock Fund	Shares in registered investment companies	12,306,712

Putnum International Growth A Fund	Shares in registered investment companies	10,789,381

Fidelity Moderation Mix Portfolio*	Shares in registered investment companies	10,285,016

Neuberger & Berman Guardian Trust	Shares in registered investment companies	7,347,996

Fidelity Income Mix Portfolio*	Shares in registered investment companies	3,707,198

US Airways Common Stock Fund*	Common stock of employer's parent company, US Airways Group, Inc. and short term investments	832,273

Total Investments		$573,095,498
		=========

* Party in interest.

See accompanying Independent Auditors' Report.

Exhibit

Designation                                                  Description

23                                                Consent of Independent Auditors

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                          US Airways, Inc.
                                                                                                          Employee Savings Plan

Date: July 14, 2003                                                                             By: /s/ Anita P. Beier
                                                                                                          Anita P. Beier
                                                                                                          Vice President and Controller
                                                                                                          (Chief Accounting Officer)
                                                                                                          US Airways Group, Inc.